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                                                                    Exhibit 23.1



               Consent of Ernst & Young LLP, Independent Auditors

We consent to the reference to our Firm under the caption "Experts" and to the incorporation by reference in the Registration Statement (Form S-3) for the registration of $450 million of debt securities, common stock and trust preferred securities and in Post-Effective Amendment No.___ to the Registration Statement (Form S-3, No. 333-21995) and related Prospectuses of American Financial Group, Inc. and American Financial Capital Trust II of our report dated March 19, 1999, with respect to the consolidated financial statements and schedules of American Financial Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 1998, filed with the Securities and Exchange Commission.


                                                  /s/ Ernst & Young LLP


Cincinnati, Ohio
June 25, 1998